The Annuity Issue • Special Sponsored Section	Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration Number 333-219410 Issuer Free Writing Prospectus dated Monday, May 14, 2018

Great-West Financial Annuity Helps Advisors, Investors Manage for Market Cycles

Index-linked deferred annuity offers potential to acheive gains while managing downside risk

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s clients near retirement, it’s natural for them to place more value on protecting what they have earned. But that doesn’t mean they have to choose between growing and protecting a portion of their assets. Great-West Capital Choice™ (Capital Choice)

allows them to do both, and on their terms.

    Great-West Capital Choice™ is a single premium deferred index-linked annuity designed to provide clients with upside potential up to a cap, measures of downside protection1 and flexibility, so they can adapt a strategy annually to meet their changing needs.

    Lance Carlson, head of distribution at Great-West Financial, offers insight into a variety of linked-index and protection options and how advisors can tailor a strategy to match clients’ risk tolerances and appetites for growth potential.

    Are consumers becoming more interested in not having to choose between growing and protecting their assets when it comes to retirement?

    Absolutely. There are clients who may not need income today, but they have savings for income down the road and are unsure where to invest it, especially based on what’s been happening in the market recently. The ability to not only grow assets, but also be able to have levels of protection from the downside, is a shift from traditional annuities where the goal was to guarantee income for as long as they lived and also give them the potential for growth.

channels, including banks, independent broker-dealers and registered investment advisors.

    How does Great-West Capital Choice™ annuity help advisors and clients manage for market cycles?

    Our cap rates are competitive, and we’re getting great feedback from advisors and broker-dealers, especially when we compare against what’s available in the field today.

    We have a bigger budget for the derivative market, so we can actually provide a better cap rate. For example, our cap rate as of May 18, 2018 — if you were willing to take a 10 percent floor — on the S&P was 11.25 percent.

    Capital Choice comes with a six-year withdrawal charge. An annual fee of 1.2 percent on the starting contract value enables the product to offer a higher participation rate.

    Cap rates matter to consumers who want to grow their assets, and if we can give them higher cap rates to participate in the market, over time they can allow for better annuity performance for the consumer. So, we purposefully have a stated fee, and being able to use that fee to offer higher cap rates is a strong consideration.

    Most companies offer either a buffer or a floor. What are the benefits of having both available?

    Capital Choice offers two distinct levels of protection option features, the floor and the buffer. A client may choose a floor, a buffer or a combination of both to create a strategy that matches their appetite for potential accumulation with their risk tolerance.

    When downside protection is the priority, the floor acts as a “stop-loss,” adding a measure of protection for your investment

    Folks who have money that they want to put away for their long-term retirement income don’t necessarily want to pay for a guaranteed income rider today. Capital Choice allows clients to be in the market. The product is designed to mirror the linked indices to offer potential growth if the market does well, but clients can also choose their level of downside protection.

    We see Capital Choice as a high-value product that makes sense in the marketplace and is available for a broad array of consumers. That’s why Great-West has both fee- and commission-based versions of Capital Choice designed specifically to work well with all distribution

When downside protection is your priority

The floor acts as a “stop-loss,” protecting your investment when index losses occur beyond the floor.

For example, if you select the -10% floor and the index falls 15%, you incur a loss of 10%. If the index rises, you may enjoy growth up to your cap — in this case 11%.

When you are more confident in the market

The buffer protects your investment when index losses occur within the buffer, but not beyond.

For example, if you select the -10% buffer and the index falls 25%, you incur a loss of 15%. If the index rises, you may enjoy growth up to your cap — in this case 12%.

FOR ILLUSTRATIVE PURPOSES ONLY

The Annuity Issue • Special Sponsored Section

when index losses occur beyond the floor. When the client is more confident in the market, the buffer adds a measure of protection for their investment when index losses occur within the buffer, but not beyond. And investors can change their protection strategy annually.

    Our cap rates are set every two weeks based on the current market environment.

    There is a lot of opportunity for advisors to grow their business with this product. When these products started almost a decade ago, industry sales were a few million. They were almost at $9 billion in 2017.

    What was the thought process behind the four index-linked options selected for the product?

    Capital Choice enables advisors to choose one or more well-known index-linked options: S&P 500® Price Return Index, Russell 2000® Price Return Index, NASDAQ-100 Price

What are index-linked annuities?

    Index-linked annuities are long-term, tax-deferred investments designed for accumulation. They have associated contract fees, involve investment risks subject to the underlying indices and may lose value. Earnings are taxable as ordinary income when distributed. Withdrawals in excess of the free amount, or full surrender of the contract, may be subject to withdrawal or surrender charges, and may apply a market value (or similar) adjustment, which may increase or decrease the amount an investor will receive. Withdrawals prior to 59 1⁄2 may be subject to a 10% additional tax.

    Allocations are not invested directly in an index. There is a substantial risk of loss of principal depending upon the chosen Index Strategy.

    The cap is the percentage that determines how much the account can grow, which may cause it to underperform the market index. The cap may change each contract year based on the strategy chosen but will be no less than 1.5%.

    A linked-index is one (or more) of the third-party broad-based securities indices available to investors under the contract.

Return Index and MSCI EAFE Price Return Index. We’re starting with those four. They offer choices for consumers within one contract itself. We think that advisors should have the ability to mix and match the index-linked options, based on their clients’ needs.

    What value did Great-West gain by taking a slower approach to launching Capital Choice?

    Capital Choice is the first index-linked annuity from Great-West Financial, but it wasn’t the first to market.

    When you’re not first in something, you can analyze what’s being sold in the marketplace and what features and benefits are really resonating. You can build products by listening to consumers and listening to independent broker-dealers and registered investment advisors.

    What’s different about Capital Choice’s standard death benefit?

    The contract comes with a return-of-premium death benefit2 as standard, and investors up to 90 years old are eligible to purchase the product. Some competing products are only available to buyers no older than age 85.

    For a client who’s worried about a spouse or leaving a legacy with this particular asset, I think having a return of premium death benefit imbedded into the cost is a comforting advantage. The client knows if they don’t need or use the income, they can at least pass on what they started with.◾

Visit AnnuityGrowthStrategy.com to download a comprehensive product information sheet and watch an informative video that will help your clients achieve their full retirement potential, while also managing risk.

Any guarantees are subject to the terms and conditions of the contract and the claims-paying ability of the insurer.

sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in this annuity product. Equity securities of small and mid-size companies may be more volatile than securities of larger, more established companies.

Nasdaq®, NASDAQ® and NASDAQ-100® are registered trademarks of Nasdaq, Inc. (which, with its affiliates, is referred to as the “Corporations”) and are licensed for use by Great-West Life & Annuity Insurance Company. The product(s) have not been passed on by the Corporations as to their legality or suitability. The product(s) are not issued, endorsed, sold or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the product(s). Foreign investments involve special risks, including currency fluctuations, taxation differences and political developments.

Index linked annuity contracts (ILVA-Core, ILMGA-Core, ILVA-RIA-Core, ILMGA-RIA-Core) and appropriate state variations are issued by GWL&A. GWL&A is not licensed to do business in New York. Contracts may not be available in all states.

The products or securities referred to herein are not sponsored, endorsed or promoted by MSCI, and MSCI bears no liability with respect to any such products or securities or any index on which such products or securities are based. The prospectus contains a more detailed description of the limited relationship MSCI has with Great-West Life & Annuity Insurance Company and any related products. Foreign investments involve special risks, including currency fluctuations, taxation differences and political developments.

NOT FDIC, NCUA/NCUSIF INSURED | NOT A DEPOSIT | NOT GUARANTEED BY ANY BANK OR CREDIT UNION | NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY | FUNDS MAY LOSE VALUE | NOT A CONDITION OF ANY BANKING OR CREDIT UNION ACTIVITY

1. Protection options are referred to as crediting factors in prospectus. Allocations are not invested directly in an index.

2. Beneficiaries receive the greater of the surrender value minus any premium tax or the purchase payment less any surrenders, withdrawals and premium tax.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which the communication relates. Before investing read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more information about the issuer and this offering. These documents are available for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send the prospectus if requested by calling toll-free 1-877-723-8723.

Carefully consider the investment objectives, risks, fees and expenses of the annuity and/or the investment options. Contact us for a prospectus, a summary prospectus and disclosure document, as available, containing this information. Read them carefully before investing.

Securities offered or distributed through GWFS Equities, Inc., Member FINRA/SIPC and a subsidiary of Great-West Life & Annuity Insurance Company.

Great-West Life & Annuity Insurance Company and Great-West Life & Annuity Insurance Company of New York do not offer or provide investment, fiduciary, financial, legal or tax advice or act in a fiduciary capacity for any client unless explicitly described in writing. Please consult an investment advisor, attorney and/ or tax advisor as needed.

Great-West Financial®, Empower Retirement and Great-West Investments™ are the marketing names of Great-West Life & Annuity Insurance Company, Corporate Headquarters: Greenwood Village, CO; Great-West Life & Annuity Insurance Company of New York, Home Office: New York, NY; and their subsidiaries and affiliates, including registered investment advisers Advised Assets Group, LLC and Great-West Capital Management, LLC. AM483488-0518

The S&P 500® Index is a product of S&P Dow Jones Indices LLC (SPDJI), and has been licensed for use by Great-West Life & Annuity Insurance Company (Great-West). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Great-West. This annuity product is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) or have any liability for any errors, omissions or interruptions of the S&P 500 Index.

The Russell 2000® Index is a trademark of Russell Investments and has been licensed for use by Great-West Life & Annuity Insurance Company (Great-West). This annuity product is not